UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously disclosed, EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, the Company issued and sold to the Purchaser an initial Note in the aggregate principal amount of $1,000,000 on August 1, 2025 (the “August Note”) which is convertible into newly-issued ordinary shares of the Company, no par value (the “ordinary shares”) at 85% of the trading price of the Company’s ordinary shares on the date the Purchaser submits its conversion notice. As of the date of this report, the Purchaser has converted an aggregate of $837,500 of the August Note into 569,859 ordinary shares.

As previously disclosed, the Company and the Purchaser entered into a letter agreement on September 19, 2025 (the “Letter Agreement”) pursuant to which the Company delivered 41,620 ordinary shares to Purchaser at the conversion price of $0.901 per share, in exchange for the Purchaser agreeing not to convert the remaining $162,500 balance of the August Note until December 15, 2025, unless the closing price of the Company’s ordinary shares as reported on The Nasdaq Stock Market has been $2.00 or higher for three consecutive trading days.

On October 2, 2025, the Company and the Purchaser entered into an amendment to the Letter Agreement (the “Amendment to the Letter Agreement”) pursuant to which the Purchaser agreed not to convert the remaining $162,500 of the August Note until after October 31, 2025 (the “Repayment Date”) and on the Repayment Date, may, at its option, convert the remaining $162,500 balance of the August Note into 81,250 ordinary shares at $2.00 per share, or request in writing that the Company repay the $162,500 in cash on or before November 17, 2025 (i.e., the tenth business day from the Repayment Date).

As previously disclosed, the Company does not intend to exercise its right to send Purchaser any additional put requests for the sale of additional Notes to the Purchaser under the terms of the Purchase Agreement.

The foregoing description of the Amendment to Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to Letter Agreement which is filed as Exhibit 1.1 to this Current Report, and incorporated by reference herein.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement which is filed as Exhibit 1.1 to the Company’s Current Report dated September 22, 2025, and incorporated by reference herein. The foregoing descriptions of the Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by references to the full text of the Purchase Agreement and the Note, respectively, copies of which are filed as Exhibits 1.1 and 1.2, respectively, to the Company’s Current Report dated August 6, 2025, and incorporated by reference herein.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	Amendment to Letter Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 3, 2025

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer